UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DUNKIN’ BRANDS GROUP, INC.
 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

265504100
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 265504100	13G	PAGE 2 OF 24

1	NAME OF REPORTING PERSON Thomas H. Lee Equity Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 16,868,118
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 16,868,118
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,868,118
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.0%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 265504100	13G	PAGE 3 OF 24

1	NAME OF REPORTING PERSON Thomas H. Lee Parallel Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,376,600
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,376,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,376,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 265504100	13G	PAGE 4 OF 24

1	NAME OF REPORTING PERSON Thomas H. Lee Equity (Cayman) Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 232,418
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 232,418
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,418
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 265504100	13G	PAGE 5 OF 24

1	NAME OF REPORTING PERSON Thomas H. Lee Investors Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 326,919
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 326,919
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 326,919
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 265504100	13G	PAGE 6 OF 24

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THL Equity Advisors V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 22,154,595
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 22,154,595
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,154,595
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.4%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 265504100	13G	PAGE 7 OF 24

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Putnam Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 350,540
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 350,540
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,540
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 265504100	13G	PAGE 8 OF 24

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Putnam Investments Employees’ Securities Company I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 114,648
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 114,648
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,648
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 265504100	13G	PAGE 9 OF 24

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Putnam Investments Employees’ Securities Company II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 102,364
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 102,364
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,364
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1 (a).       Name of Issuer:

Dunkin’ Brands Group, Inc.

Item 1 (b).       Address of Issuer’s Principal Executive Offices:

130 Royall Street
Canton, MA  02021

Item 2 (a).       Name of Person Filing:

This statement is being filed on behalf of the following (collectively, the “Reporting Persons): (1) Thomas H. Lee Equity Fund V, L.P., a Delaware limited partnership (“Fund V”); (2) Thomas H. Lee Parallel Fund V, L.P., a Delaware limited partnership (“Parallel Fund V”); (3) Thomas H. Lee Equity (Cayman) Fund V, L.P., a Cayman Islands exempted limited partnership (“Cayman Fund V;” together with Fund V and Parallel Fund V, the “THL Funds”); (4) Thomas H. Lee Investors Limited Partnership, a Massachusetts limited partnership; (5) THL Equity Advisors V, LLC, a Delaware limited liability company; (6) Putnam Investment Holdings, LLC, a Delaware limited liability company; (7) Putnam Investments Employees’ Securities Company I LLC, a Delaware limited liability company; and (8) Putnam Investments Employees’ Securities Company II LLC, a Delaware limited liability company. Entities (1) through (5) are referred to as the “THL Entities; entities (6) through (8) are referred to as the “Putnam Entities.”

As the sole general partner of each of the THL Funds, and pursuant to the terms of the Amended and Restated Limited Partnership Agreement of the THL Funds, which require the THL Entities and the Putnam Entities to dispose of their Outstanding Shares pro rata with the THL Funds, THL Equity Advisors V, LLC may be deemed to be the beneficial owner of the shares of common stock held by the THL Entities and the Putnam Entities.

The THL Entities and the Putnam Entities have entered into a Joint Filing Agreement, dated February 14, 2012, a copy of which is filed with this Schedule 13G as Exhibit A and pursuant to which the THL Entities and the Putnam Entities have agreed to file this statement jointly in accordance with the provisions of rule 13d-1(k) under the Securities Exchange Act of 1934.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

For the THL Entities:
c/o Thomas H. Lee Partners, L.P.
100 Federal Street, 35th Floor
Boston, MA 02110

For the Putnam Entities:
c/o Putnam Investments, LLC
One Post Office Square
Boston, MA 02109

Item 2 (c).       Citizenship:

Thomas H. Lee Equity Fund V, L.P. – Delaware
Thomas H. Lee Parallel Fund V, L.P. – Delaware
Thomas H. Lee Equity (Cayman) Fund V, L.P. – Cayman Islands
Thomas H. Lee Investors Limited Partnership – Massachusetts
THL Equity Advisors V, LLC – Delaware
Putnam Investment Holdings, LLC – Delaware
Putnam Investments Employees’ Securities Company I LLC – Delaware
Putnam Investments Employees’ Securities Company II LLC – Delaware

Item 2 (d).       Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2 (e).       CUSIP Number:

265504100

Item 3.	Not Applicable

Item 4             Ownership

Item 4(a)	Amount Beneficially Owned

This Schedule 13G is being filed on behalf of the Reporting Persons.  The Reporting Persons may be deemed to beneficially own in the aggregate 22,154,595 shares of the Issuer’s Common Stock, representing, in the aggregate, 18.4% of the Issuer’s Common Stock.  The percentage of Common Stock held by the Reporting Persons is based on 120,157,900 shares of Common Stock of the Issuer outstanding  as of September 24, 2011 (the “Outstanding Shares”), as reported in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 1, 2011.

The THL Funds, Thomas H. Lee Investors Limited Partnership and the Putnam Entities (collectively, the “Investors”) are, along with investment funds affiliated with Bain Capital and investment funds affiliated with The Carlyle Group (collectively, the “Sponsors”), each party to an Amended and Restated Stockholders Agreement and a Coordination Agreement which requires each of the Sponsors to vote together in respect of the selection of certain directors and certain other stockholder actions and also provides for coordination among the Sponsors in connection with  certain sales of shares of Common Stock by any of them.  Because of these agreements, the Sponsors may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended.  Each Fund hereby disclaims beneficial ownership of the shares of Common Stock owned by any person other than such Fund.

The following shares were owned by the Reporting Persons on December 31, 2011:

Fund V owned  16,868,118 shares of the Issuer, representing approximately 14.0% of the Outstanding Shares.

Parallel Fund V owned 4,376,600 shares of the Issuer, representing approximately 3.6% of the Outstanding Shares.

Cayman Fund V owned  232,418 shares of the Issuer, representing approximately 0.2% of the Outstanding Shares.

Thomas H. Lee Investors Limited Partnership owned 326,919 shares of the Issuer, representing approximately 0.3% of the Outstanding Shares.

Putnam Investments Employees’ Securities Company I LLC (“Putnam I”) owned  114,648 shares of the Issuer, representing approximately 0.1% of the Outstanding Shares.

Putnam Investments Employees’ Securities Company II LLC  (“Putnam II”) owned 102,364 shares of the Issuer, representing approximately 0.1% of the Outstanding Shares.

Putnam Investment Holdings, LLC (“Holdings”), as the managing member of each of Putnam I and Putnam II and the record owner of 133,528 shares of the Issuer, may be deemed to be the beneficial owner of 350,540 shares of the Issuer, representing approximately 0.3% of the Outstanding Shares.

As the sole general partner of each of the THL Funds, and pursuant to the terms of the Amended and Restated Limited Partnership Agreement of the THL Funds, which require the THL Entities and the Putnam Entities to dispose of their Outstanding Shares pro rata with the THL Funds, THL Equity Advisors V, LLC may be deemed to be the beneficial owner of 22,154,595 shares of the Issuer, representing approximately 18.4% of the Outstanding Shares.

Item 4(b)         Percent of Class

See Item 4(a) hereof

Item 4(c)         Number of Shares as to which Such Person has:

(i)	Sole power to vote or to direct the vote:
                              See Item 5 of each cover page

(ii)	Shared power to vote or to direct the vote:
                              See Item 6 of each cover page

(iii)	Sole power to dispose or to direct the disposition of:
                              See Item 7 of each cover page

(iv)	Shared power to dispose or to direct the disposition of:
                              See Item 8 of each cover page

Item 5.            Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.            Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.            Identification and Classification of Members of the Group

See Item 4(a) above.

Item 9.            Notice of Dissolution of Group

Not Applicable.

Item 10.          Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	THOMAS H. LEE EQUITY FUND V, L.P. By: THL Equity Advisors V, LLC, its General Partner By: Thomas H. Lee Partners, L.P., its sole member By: Thomas H. Lee Advisors LLC, its general partner

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	THOMAS H. LEE PARALLEL FUND V, L.P. By: THL Equity Advisors V, LLC, its General Partner By: Thomas H. Lee Partners, L.P., its sole member By: Thomas H. Lee Advisors LLC, its general partner

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	THOMAS H. LEE EQUITY (CAYMAN) FUND V, L.P. By: THL Equity Advisors V, LLC, its General Partner By: Thomas H. Lee Partners, L.P., its sole member By: Thomas H. Lee Advisors LLC, its general partner

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	THOMAS H. LEE INVESTORS LIMITED PARTNERSHIP By: THL Investment Management Corp., its General Partner

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Assistant Treasurer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	THL EQUITY ADVISORS V, LLC By: Thomas H. Lee Partners, L.P., its sole member By: Thomas H. Lee Advisors LLC, its general partner

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	PUTNAM INVESTMENT HOLDINGS, LLC By: Thomas H. Lee Advisors, LLC, its attorney in fact

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES COMPANY I LLC, By: Putnam Investments Holdings, LLC, its Managing Member By: Thomas H. Lee Advisors, LLC, its attorney in fact

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES COMPANY II LLC, By: Putnam Investments Holdings, LLC, its Managing Member By: Thomas H. Lee Advisors, LLC, its attorney in fact

	By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Chief Financial Officer